# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Navios Maritime Partners L.P., CIK 0001415921
CUSIP: Y62267409
Title of class of securities: Common Units representing limited partner interests
Address of issuer's principal executive offices: c/o Navios Shipmanagement Inc., 85 AKTI MIAOULI, Piraeus, Greece (J3), 18538
Date of event which requires filing of this statement: 03/12/2026
Filed by CIK 0001310495
Persons authorized to receive notices and communications: Vasiliki Papaefthymiou, c/o Navios Shipmanagement Inc., 85 Akti Miaouli, Piraeus, Greece (J3), 18538, (30) 2104595000

## Reporting persons
- Angeliki Frangou (CIK 0001310495): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,039,090; shared voting power 0; sole dispositive power 5,039,090; shared dispositive power 0; aggregate amount beneficially owned 5,039,090 (17.7% of the class)
  Comment: (1) The number of Common Units beneficially owned by Ms. Frangou includes 3,183,199 Common Units owned indirectly through N Shipmanagement Acquisition Corp., an entity affiliated with her, as well as 1,489,115 Common Units in aggregate owned indirectly through three other entities affiliated with her. In addition, Olympos Maritime Ltd., an entity affiliated with Ms. Frangou, is the general partner of the Issuer (the "General Partner"). As of March 12, 2026, the General Partner owns 622,296 general partnership units, representing an approximately 2.1% ownership interest in the Issuer based on all outstanding Common Units and general partnership units.
  (2) Based on 28,546,011 Common Units of the Issuer outstanding as of March 5, 2026, based on information provided in the Issuer's Form 20-F, filed with the Securities and Exchange Commission on March 12, 2026.
- N Shipmanagement Acquisition Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,183,199; shared voting power 0; sole dispositive power 3,183,199; shared dispositive power 0; aggregate amount beneficially owned 3,183,199 (11.2% of the class)
  Comment: (1) Based on 28,546,011 Common Units of the Issuer outstanding as of March 5, 2026, based on information provided in the Issuer's Form 20-F, filed with the Securities and Exchange Commission on March 12, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Units representing limited partner interests
Name of issuer: Navios Maritime Partners L.P.
Address of issuer's principal executive offices: c/o Navios Shipmanagement Inc., 85 AKTI MIAOULI, Piraeus, Greece (J3), 18538
Comment: This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D filed by Ms. Angeliki Frangou on October 26, 2021 (the "Original Schedule 13D"), as previously amended and supplemented by Amendment No. 1 filed on January 11, 2024, Amendment No. 2 filed on February 13, 2024, and Amendment No. 3 filed on March 6, 2024, relating to the common units ("Common Units") of Navios Maritime Partners L.P. (the "Issuer"). The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the "Schedule 13D." Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: The last paragraph of Item 4 in Amendment No. 2 to the Schedule 13D is deleted in its entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(c) and 5(d) of the Schedule 13D are each hereby supplemented to include the following:

The information contained in Item 6 under the heading "Pledge Agreements" is hereby incorporated by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented to include the following:

10b5-1 Plan

As disclosed in Amendment No. 2 to the Schedule 13D, Ms. Frangou intends, from time to time, through one or more of her investment vehicles, to purchase Common Units, including in open market transactions, block trades or otherwise. Raymar Investments S.A., an entity wholly-owned by Ms. Frangou, has entered into a Rule 10b5-1 trading plan with UBS Financial Services Inc. for the purpose of purchasing up to an aggregate $30,000,000 of Common Units (the "10b5-1 Plan"). The 10b5-1 Plan was designed to ensure that purchases are made in accordance with Rule 10b-18 under the Securities Exchange Act of 1934. A copy of the Plan is attached hereto as Exhibit 4.

Pledge Agreements

As disclosed in the Amendment No. 1 to the Schedule 13D filed on January 9, 2024, in connection with a facilities agreement (the "Facilities Agreement") between Amadeus Maritime S.A., which is indirectly wholly owned by Ms. Frangou ("Amadeus"), (as borrower) and Piraeus Bank S.A. (as lender), Amadeus and Ms. Frangou (as guarantor under the Facilities Agreement) pledged and granted securities interests in 12,772 Common Units and 366,775 Common Units, respectively. In connection with the amendment and restatement of the Facilities Agreement (the "Amended Facilities Agreement"), the pledges and securities interests referred to in the preceding sentence were terminated, and Ms. Frangou and certain entities that are wholly-owned by Ms. Frangou pledged an equal number of Common Units under new pledge agreements. The pledgors retain all voting rights and are entitled to receive all cash distributions with respect to the pledged units. The pledge agreements contain default and similar provisions that are standard for such agreements. Copies of the Pledge Agreements are attached hereto as Exhibits 5 and 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented to include the following:

Exhibit No. Description
4 10b5-1 Plan by and between Raymar Investments S.A. and UBS Financial Services Inc.
5 Pledge Agreement, dated December 29, 2025, by and between Contralto Shipping Company, Angeliki Frangou and Piraeus Bank S.A.
6 Pledge Agreement, dated December 29, 2025, by and between Oliver Shipmanagement Inc. and Piraeus Bank S.A.

## Signatures
- Angeliki Frangou: /s/ Angeliki Frangou, Angeliki Frangou (03/16/2026)
- N Shipmanagement Acquisition Corp.: By: /s/ Sofia Dimitrantzou, Sofia Dimitrantzou, Secretary (03/16/2026)